Exhibit 99.1

Bona Film Group Adds Donghui Pan to Its Board of Directors

BEIJING — August 28, 2014 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced that Mr. Donghui Pan has been appointed as an additional director of the Company, effective today.  Mr. Pan is a Vice President of Fosun Group, and President of Fosun Internet & Global Strategy unit and Fosun TMT & Entertainment unit.  Fosun Group is a strategic investor in Bona.

“We are delighted to have Donghui Pan join our Board of Directors. His appointment reflects the strength of our strategic partnership with Fosun Group, and solidifies their commitment to Bona’s development into a leading global entertainment company,” said Bona’s Founder, Chairman and CEO Mr. Yu Dong.  “Fosun Group’s representation on our Board of Directors provides valuable insight and support to our management team. Fosun has demonstrated the ability to develop key relationships in the entertainment and media industries, and we look forward to our collaboration in achieving Bona’s strategic goals.”

Mr. Pan commented, “Bona’s success in film production and distribution, as demonstrated by blockbusters such as The Man from Macau, The Continent, and the Overheard franchise, along with its broad entertainment platform, position the Company to be successful in many markets and industry segments.  I look forward to working with Mr. Yu and other members of the Board to drive Bona’s expansion and development as the industry leader in China with strong potential going forward, creating value for the shareholders.”

An executive with Fosun since 1994, Mr. Pan has led many of Fosun’s venture capital and secondary market investments, directing successful turnarounds and achieving significant growth in the technology and media sectors, real estate development, and the pharmaceutical industry.  In addition to his operating positions, he is Chief Representative of Fosun’s Hong Kong office.

Mr. Pan holds an Executive Master of Business Administration from the University of Southern California, and Bachelor of Industrial Foreign Trade from Shanghai Jiaotong University.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq:BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty-two movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=15750

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact Us

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com